Exhibit 4.28
March 27, 2008

Mr. K. K. Kaura
Mumbai
Sub : Renewal of Service Agreement for a further period of 6 (six) months
Dear Mr. Kaura,
In terms of the approval accorded by the Board of Directors of the Company at their meeting held on March 27, 2008, the service agreement between yourself and the Company dated September 12, 2006 for your appointment as Managing Director and Chief Executive Office of Sterlite Industries (India) Limited, which expires on 31st March, 2008 is extended for a further period of 6 (six) months effective from April 1, 2008 up to September 30, 2008.
All other terms and conditions of the agreement dated September 12, 2006 remain the same.
Your acceptance of the above may kindly be intimated to the Company by signing and returning the duplicate copy of this letter.
Thanking you,
Yours faithfully,
For Sterlite Industries (India) Limited
/s/ Navin Agarwal
Navin Agarwal
Executive Vice-Chairman
Accepted
/s/ Kuldip Kumar Kaura

Kuldip Kumar Kaura